SPROTT ANNOUNCES THIRD QUARTER 2022 RESULTS
TORONTO, ON - November 4, 2022 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three and nine months ended September 30, 2022.
Management commentary
“Sprott delivered solid results during the third quarter as we remained focused on executing our strategy against a backdrop of ongoing market turbulence. Assets Under Management ("AUM") were $21 billion as at September 30, 2022, down $0.9 billion (4%) from June 30, 2022 and up $0.6 billion (3%) from December 31, 2021. On both a three and nine months ended basis, the declines were due to market value depreciation across our fund products. However, year-to-date, the negative market impacts have been more than offset by strong inflows to our physical trusts, private strategies and the acquisition of the North Shore Global Uranium Mining ETF," said Whitney George, CEO of Sprott.

"Energy transition is an increasingly important investment theme for Sprott. Over the past year, we have built a strong following in the space due to the success of our uranium vehicles and, during the third quarter, we launched an actively-managed strategy focused on energy transition materials. We expect this area to be a growth driver for our business going forward," added Mr. George.

Financial highlights1
Key AUM highlights
•AUM was $21 billion as at September 30, 2022, down $0.9 billion (4%) from June 30, 2022 and up $0.6 billion (3%) from December 31, 2021. Our AUM was negatively impacted on both a three and nine months ended basis by market value depreciation across our fund products. However, on a nine months ended basis, our cumulative market value declines were more than offset by strong inflows to our physical trusts, private strategies and the onboarding of AUM on the closure of North Shore Global Uranium Mining ETF acquisition (“URNM acquisition”), adding $1 billion to our AUM in the second quarter.
Key revenue highlights
•Management fees were $29.2 million in the quarter, up $0.5 million (2%) from the quarter ended September 30, 2021 and $87 million on a year-to-date basis, up $10.8 million (14%) from the nine months ended September 30, 2021. Carried interest and performance fees were nil in the quarter and $2 million on a year-to-date basis, down $5.9 million (74%) from the nine months ended September 30, 2021. Net fees were $26.8 million in the quarter, up $0.7 million (3%) from the quarter ended September 30, 2021 and $80.3 million on a year-to-date basis, up $7.3 million (10%) from the nine months ended September 30, 2021. Our revenue performance was primarily due to strong net inflows to our exchange listed products segment (primarily our physical uranium and gold trusts) and higher average AUM from the URNM acquisition. These increases were partially offset by lower average AUM in our managed equities segment and lower carried interest crystallization in our private strategies segment on a year-to-date basis.
•Commission revenues were $6.1 million in the quarter, down $5.2 million (46%) from the quarter ended September 30, 2021 and $25.6 million on a year-to-date basis, down $5.5 million (18%) from the nine months ended September 30, 2021. Net commissions were $3.2 million in the quarter, down $2.6 million (44%) from the quarter ended September 30, 2021 and $13.3 million on a year-to-date basis, down $3.7 million (22%) from the nine months ended September 30, 2021. Lower commissions were due to weaker mining equity origination activity in our brokerage segment and lower commissions earned in the quarter on the purchase of uranium in our exchange listed products segment.
•Finance income was $0.9 million in the quarter, up $0.4 million (65%) from the quarter ended September 30, 2021 and $3.6 million on a year to date basis, up $0.8 million (29%) from the nine months ended September 30, 2021. Our results were primarily driven by higher income generation in co-investment positions we hold in LPs managed in our private strategies segment.
Key expense highlights
•Net compensation expense was $14.1 million in the quarter, up $1.3 million (10%) from the quarter ended September 30, 2021 and $43.8 million on a year-to-date basis, up $8.3 million (23%) from the nine months ended September 30, 2021. The increase was primarily due to higher long-term incentive plan ("LTIP") amortization and higher salaries on new hires that were partially offset by lower annual incentive compensation ("AIP").
•SG&A was $4.2 million in the quarter, up $0.6 million (15%) from the quarter ended September 30, 2021 and $11.9 million on a year-to-date basis, up $1.4 million (13%) from the nine months ended September 30, 2021. The increase was mainly due to higher marketing and technology costs.

1 See “non-IFRS financial measures” section on this press release and schedule 2 and 3 of "Supplemental financial information"

Earnings summary
•Net income was $3.1 million ($0.12 per share) in the quarter, down 65%, or $5.6 million ($0.23 per share) from the quarter ended September 30, 2021 and $10.3 million on a year-to-date basis ($0.41 per share), down 55%, or $12.7 million ($0.51 per share) from the nine months ended September 30, 2021. Our results were negatively impacted by FX translation losses and the settlement of a legacy legal claim. Our earnings were also impacted by net market value depreciation of our co-investments and digital gold strategies on a year-to-date basis.
•Adjusted base EBITDA was $16.8 million ($0.67 per share) in the quarter, up 1%, or $0.1 million from the quarter ended September 30, 2021 and $52.9 million ($2.11 per share) on a year-to-date basis up 14%, or $6.6 million ($0.25 per share) from the nine months ended September 30, 2021. Our results benefited from strong net inflows into our physical trusts (primarily our physical uranium and gold trusts) and the URNM acquisition. These increases were only partially offset by weaker mining equity origination activity in our brokerage segment and lower AUM in our managed equities segment.
Subsequent events
•On November 3, 2022, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.

Supplemental financial information
Please refer to the September 30, 2022 interim financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at September 30, 2022 and the Company's financial performance for the three and nine months ended September 30, 2022.
Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM June 30, 2022	Net inflows (1)	Market value changes	Other (2)	AUM Sep. 30, 2022	Blended net management fee rate (3)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,691	12	(468)	—	5,235	0.35%
- Physical Gold and Silver Trust	3,826	(12)	(291)	—	3,523	0.40%
- Physical Silver Trust	3,267	75	(207)	—	3,135	0.45%
- Physical Uranium Trust	2,929	45	(131)	—	2,843	0.30%
- Physical Platinum & Palladium Trust	147	(7)	7	—	147	0.50%
- Exchange Traded Funds
- Uranium ETFs	758	24	102	—	884	0.68%
- Gold ETFs	305	24	(43)	—	286	0.35%
	16,923	161	(1,031)	—	16,053	0.39%

Managed equities
- Precious metals strategies	1,714	(48)	(162)	—	1,504	0.89%
- Other (4)(5)	965	6	(68)	—	903	1.20%
	2,679	(42)	(230)	—	2,407	1.00%

Private strategies	1,611	382	(6)	(91)	1,896	0.75%

Non-core AUM (6)	732	—	(44)	—	688	0.51%

Total (7)	21,945	501	(1,311)	(91)	21,044	0.50%

9 months results

(In millions $)	AUM Dec. 31, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Sep. 30, 2022	Blended net management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	5,008	821	(594)	—	5,235	0.35%
- Physical Gold and Silver Trust	4,094	(60)	(511)	—	3,523	0.40%
- Physical Silver Trust	3,600	257	(722)	—	3,135	0.45%
- Physical Uranium Trust	1,769	894	180	—	2,843	0.30%
- Physical Platinum & Palladium Trust	132	17	(2)	—	147	0.50%
- Exchange Traded Funds
- Uranium ETFs	—	36	(194)	1,042	884	0.68%
- Gold ETFs	356	39	(109)	—	286	0.35%
	14,959	2,004	(1,952)	1,042	16,053	0.39%

Managed equities
- Precious metals strategies	2,141	(55)	(582)	—	1,504	0.89%
- Other (4)(5)	1,141	49	(287)	—	903	1.20%
	3,282	(6)	(869)	—	2,407	1.00%

Private strategies	1,426	692	(13)	(209)	1,896	0.75%

Non-core AUM (6)	776	—	(88)	—	688	0.51%

Total (7)	20,443	2,690	(2,922)	833	21,044	0.50%
(1) See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our private strategies LPs.
(3) Management fee rate represents the weighted average fees for all funds in the category.
(4) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(5) Prior year figures have been restated to conform with current year presentation. See the “Business overview” section of the MD&A.
(6) Previously called Other, this AUM is related to our legacy asset management business in Korea, which accounts for less than 1% of consolidated net income and EBITDA.
(7) No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a pre-determined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Summary income statements
Management fees	29,158	30,620	27,172	27,783	28,612	25,062	22,452	22,032
Trailer, sub-advisor and fund expenses	(1,278)	(1,258)	(853)	(872)	(637)	(552)	(599)	(583)
Direct payouts	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)	(695)
Carried interest and performance fees	—	—	2,046	4,298	—	—	7,937	10,075
Carried interest and performance fee payouts - internal	—	—	(1,029)	(2,516)	—	(126)	(4,580)	(5,529)
Carried interest and performance fee payouts - external (1)	—	—	(476)	(790)	—	—	(595)	—
Net fees	26,759	28,090	25,476	26,536	26,083	23,186	23,725	25,300

Commissions	6,101	6,458	13,077	14,153	11,273	7,377	12,463	6,761
Commission expense - internal	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)	(2,093)
Commission expense - external (1)	(476)	(978)	(3,310)	(3,016)	(2,382)	(49)	(253)	(98)
Net commissions	3,240	3,446	6,633	7,009	5,802	4,292	6,921	4,570

Finance income	933	1,186	1,433	788	567	932	1,248	1,629
Gain (loss) on investments	45	(7,884)	(1,473)	(43)	310	2,502	(4,652)	(3,089)
Other income	(227)	170	208	313	529	438	303	949
Total net revenues	30,750	25,008	32,277	34,603	33,291	31,350	27,545	29,359

Compensation	18,934	19,364	21,789	20,632	18,001	15,452	22,636	20,193
Direct payouts	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)	(695)
Carried interest and performance fee payouts - internal	—	—	(1,029)	(2,516)	—	(126)	(4,580)	(5,529)
Commission expense - internal	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)	(2,093)
Severance, new hire accruals and other (2)	(1,349)	(2,113)	(514)	(187)	(207)	(293)	(44)	(65)
Net compensation	14,079	13,945	15,728	12,434	12,813	10,799	11,833	11,811

Severance, new hire accruals and other	1,349	2,113	514	187	207	293	44	65
Selling, general and administrative	4,239	4,221	3,438	4,172	3,682	3,492	3,351	2,320
Interest expense	884	483	480	239	312	260	350	331
Depreciation and amortization	710	959	976	1,136	1,134	1,165	1,117	1,023
Other expenses	5,697	868	1,976	2,910	3,875	876	4,918	4,528
Total expenses	26,958	22,589	23,112	21,078	22,023	16,885	21,613	20,078

Net income	3,071	757	6,473	10,171	8,718	11,075	3,221	6,720
Net Income per share	0.12	0.03	0.26	0.41	0.35	0.44	0.13	0.27
Adjusted base EBITDA	16,837	17,909	18,173	17,705	16,713	15,050	14,605	14,751
Adjusted base EBITDA per share	0.67	0.71	0.73	0.71	0.67	0.60	0.59	0.60
Operating margin	55%	55%	57%	55%	52%	52%	51%	51%

Summary balance sheet
Total assets	375,386	376,128	380,843	365,873	375,819	361,121	356,986	377,348
Total liabilities	103,972	89,264	83,584	74,654	84,231	64,081	67,015	86,365

Total AUM	21,044,252	21,944,675	23,679,354	20,443,088	19,016,313	18,550,106	17,073,078	17,390,389
Average AUM	21,420,015	23,388,568	21,646,082	20,229,119	19,090,702	18,343,846	17,188,205	16,719,815
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2) The majority of the 2022 amount is compensation and other transition payments to the former CEO that will be paid out over 3 years.

Schedule 3 - EBITDA reconciliation

	3 months ended		9 months ended

(in thousands $)	Sep. 30, 2022	Sep. 30, 2021	Sep. 30, 2022	Sep. 30, 2021

Net income for the periods	3,071	8,718	10,301	23,014
Adjustments:
Interest expense	884	312	1,847	922
Provision for income taxes	721	2,550	5,075	8,651
Depreciation and amortization	710	1,134	2,645	3,416
EBITDA	5,386	12,714	19,868	36,003

Other adjustments:
(Gain) loss on investments (1)	(45)	(310)	9,312	1,840
Amortization of stock based compensation	3,633	452	10,911	1,248
Other expenses (2)	7,863	3,857	13,369	9,913
Adjusted EBITDA	16,837	16,713	53,460	49,004

Other adjustments:
Carried interest and performance fees	—	—	(2,046)	(7,937)
Carried interest and performance fee payouts - internal	—	—	1,029	4,706
Carried interest and performance fee payouts - external	—	—	476	595
Adjusted base EBITDA	16,837	16,713	52,919	46,368
Operating margin (3)	55%	52%	55%	52%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $1.3 million severance, new hire accruals and other for the three months ended September 30, 2022 (three months ended September 30, 2021 - $0.2 million) and $4 million for the nine months ended September 30, 2022 (nine months ended September 30, 2021 - $0.5 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of $(0.8) million for the three months ended September 30, 2022 (three months ended September 30, 2021 - $0.2 million) and $(0.9) million for the nine months ended September 30, 2022 (nine months ended September 30, 2021 - $0.3 million).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Conference Call and Webcast

A webcast will be held today, November 4, 2022 at 10:00 am ET to discuss the Company's financial results. To listen to the webcast, please register at
https://edge.media-server.com/mmc/p/6iyict5f

Please note, analysts who cover the company should register at https://register.vevent.com/register/BI38780e28eb664c3e9d7419920d8f929a to participate in the live Q&A session.

Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, net commissions, net fees, expenses, adjusted base EBITDA, net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from transaction-based service offerings of our brokerage segment and purchases and sales of uranium in our exchange listed products segment.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in the MD&A, and severance, new hire accruals and other which are non-recurring.
EBITDA, adjusted EBITDA, adjusted base EBITDA
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.

Forward Looking Statements
Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our belief that we will continue to grow in the energy transition space; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended September 30, 2022. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 24, 2022; and (xxix) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended September 30, 2022. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal and real asset investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities, Private Strategies and Brokerage. Sprott has offices in Toronto, New York and London and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Managing Director
Investor and Institutional Client Relations;
Head of Corporate Communications
(416) 943-4394
gwilliams@sprott.com